

MAIL STOP 4561

July 20, 2007

Xin Zhou, President
E-House (China) Holdings Limited
17/F, Merchandise Harvest Building (East)
Shanghai, PRC 200041
People's Republic of China
(86-21) 5298 0808

> **Re:** **E-House (China) Holdings Limited**
> **Registration Statement on Form F-1**
> **File No. 333-144451**
> **Filed July 10, 2007**

Dear Mr. Zhou:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Artwork

1. We note that you have included artwork on the inside front and back cover pages of the prospectus. Please tell us why you have included pictures of buildings in the artwork and revise to clarify the relevance of these pictures.

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006, page 42

2.   We note the additional disclosure that the primary real estate agency services' revenues "more than quadrupled" because of an increase in the GFA of properties sold. To the extent that you are aware of the underlying reasons for the increase in sales, please revise to disclose those reasons.

3.   It appears from the revised disclosure about your primary real estate agency services that while you experienced an increase in total GFA of properties sold, your price per square meter changed. Please revise to discuss that change and explain the reasons behind the change.

4.   We note the additional disclosure that your real estate consulting and information services' revenue increase is partially attributable to sales of subscriptions of the CRIC systems during the first quarter of 2007. Please revise to clarify if the additional subscriptions were a result of any additional sales efforts by you. Also, please revise to clarify how the completion of projects that caused the increase in revenues will affect this segment of your business going forward.

5.   We note several references to increases in staff costs. Please revise to clarify the extent to which these cost increases resulted from hiring additional staff or increases in compensation for existing staff.

Regulations on Loans to and Direct Investment in PRC Entities by Offshore Holding Companies, page 70

6.   We note your response to comment 5 of our letter dated July 3, 2007 that "total investment" is the total amount of capital that "can be used for the operation of the FIE, as approved . . . ." Please revise to clarify if that means total investment is similar to cash on hand and can be increased or decreased based on your use of capital.

Consolidated Financial Statements

Note 13 – Share-Based Compensation, page F-23

7.   We have read your response to our prior comment 9 and reviewed the referenced paragraphs in the AICPA Practice Aid. Paragraph 11 addresses transactions in which *privately-held enterprises* have issued securities to unrelated third parties; as such it is not clear why a negotiated transaction between a shareholder and third party would be comparable to the scenario contemplated in paragraph 11 of the Practice Aid. In this regard, we note that you also received a contemporaneous appraisal by an independent third-party in March 2007. Advise

us why this was not given greater reliance and please clarify the assumptions used by the appraiser to derive the fair value at March 2007.

8.   Please revise your MD&A to disclose the fair value of vested and unvested options outstanding as of the most recent balance sheet date presented. In addition, provide a discussion of the methodology used to determine grant date fair value of the underlying common stock as well as each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. In addition, please disclose the reasons why management chose not to use a contemporaneous valuation by an unrelated valuation specialist.

9.   When revising your MD&A in response to the previous comment, please expand your discussion from what was previously provided to us supplementally to further address the significant increase in fair value from the March 2007 grant to the initial public offering price. In addition, expound on the recent growth in your business, the impact of seasonal fluctuations and address how quarterly trends should be considered given the decline in revenues and net income from the fourth quarter 2006 to the first quarter of 2007.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Rachel Zablow at (202) 551-3428 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Julie Gao
       John Huber